[Southern States logo]

April 30, 2002


VIA EDGAR AND FACSIMILE (202) 942-9648
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Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549



                    Southern States Cooperative, Incorporated
             Registration Statement on Form S-1 (File No. 333-36104)
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Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the Securities Act), the undersigned registrant, Southern States Cooperative, Incorporated, a Virginia corporation (the Company), hereby requests the Commission's consent to withdraw the above-referenced registration statement on Form S-1,including all amendments and exhibits thereto (originally filed on May 2, 2000, and amended on August 8, 2000, October 5, 2000, November 15, 2000 and November 13, 2001).

         At this time, the Company has determined not to proceed with the registration and sale of the securities covered by the registration statement. No securities have been offered or sold pursuant to this registration statement.

         The Company believes that withdrawal of the registration statement is consistent with the public interest and the protection of investors. Accordingly, the Company respectfully requests that the Commission grant its request to withdraw the registration statement.

         The Company also requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the registration statement be credited for future use for the Company's account.

         If you have any questions regarding the foregoing application for withdrawal, please contact Susan E. Stoops of Troutman Sanders LLP at (804) 697-1861.

Sincerely,

SOUTHERN STATES COOPERATIVE, INCORPORATED

  /s/  Leslie T. Newton
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Leslie T. Newton
Executive Vice President
and Chief Financial Officer


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